August 7, 2024

VIA EDGAR

Pearlyne Paulemon

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Paradyme Fund A II, LLC
Offering Statement on Form 1-AA
Filed July 31, 2024
File No 024-12449

REQUEST FOR ACCELERATION OF QUALIFCATION

Dear Ms. Paulemon:

Paradyme Fund A II, LLC (the “Registrant”) hereby requests the qualification of its Offering Statement on Form 1-A, as amended (File No. 024-12449), filed on July 31, 2024, so that it may become qualified before 4:00 p.m. Eastern Time on August 12, 2024, or as soon as practicable thereafter.

The Registrant hereby authorizes Arden Anderson, Esq., of Dodson Robinette PLLC, to orally modify or withdraw this request for acceleration. We request that we be notified of such qualifying by a telephone call to Ms. Anderson at (940) 205-5180.

Best Regards,
Paradyme Fund A II, LLC

/s/ Michael Reveley
Michael Revely
CEO

/s/ Ryan Garland
Ryan Garland
Manager of Paradyme Asset Management II, LLC